United States securities and exchange commission logo





                              October 1, 2020

       Alexander Timm
       Chief Executive Officer
       Root Stockholdings, Inc.
       80 E. Rich Street, Suite 500
       Columbus, Ohio 43215

                                                        Re: Root Stockholdings,
Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted September
17, 2020
                                                            CIK No. 0001788882

       Dear Mr. Timm:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Cover Page

   1. We note your disclosure on page 12 and elsewhere that each share of Class B common stock has ten votes per
share. Please update the cover page to reflect this voting right.
       Prospectus Summary, page 1

   2. We note your response to our prior comment 4 and reissue in part. Please provide support for the following
statements or revise to make it clear these are management   s beliefs:
                                                            Traditional methods
of risk assessment are imprecise and not personalized
                                                            Systems and
processes are typically old and disconnected from the needs of consumers
 Alexander Timm
FirstName  LastNameAlexander Timm
Root Stockholdings, Inc.
Comapany
October    NameRoot Stockholdings, Inc.
        1, 2020
October
Page 2 1, 2020 Page 2
FirstName LastName
                Behavioral data is generally underutilized and agents are the primary form of distribution.
3. Please balance the disclosure in your summary, which highlights what you believe are your competitive advantages, to discuss the potential challenges you face as it relates to your competitive position. In this regard, we note your disclosure on page 78 that you are challenged by traditional insurers who have more diverse product offerings and longer established operating histories, and that these competitors can mimic certain aspects of your digital platform and offerings and can offer customers the ability to bundle multiple coverage types together. We also note your disclosure on page 113 that your competitors include large national insurance companies, as well as up-and-coming companies and new market entrants in the insurtech industry, some of whom also utilize telematics and offer forms of usage-based insurance, and that several of these companies are larger and have significant competitive advantages over you, including increased name recognition, higher financial ratings, greater resources, additional access to capital, and more types of insurance coverage to offer.
4. We note your response to our prior comment 7 and reissue in part. Consistent with your disclosure on page 106, please disclose on pages 2 and 95 that adjusting for policies that do not make it through the underwriting period and rescissions reduces one and two term policy retention by 33% and 10%, respectively.
5. We note your response to our prior comment 9 and reissue in part. Please reconcile your graphic on page 3 showing that total accident periodloss ratio declined from 110% in
         FY2018 to 100% in FY2019, with your disclosure on page 17 that the direct loss ratio increased from 93.6% in FY2018 to 99.9% in FY2019, or advise.
The COVID-19 pandemic has caused disruption to our operations, page 20

6. We note your response to our prior comment 12 and reissue in part. Please revise to describe in greater detail whether and to what extent you have been impacted by the various mandates and requests of state regulators in response to COVID-19.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Capital Management, page 72

7. We acknowledge your response to prior comment 16 and your revised disclosure on page
         73 as well as that on page 112. Please tell us the nature of your insurance-linked security used in your capital management and reinsurance strategies effective July 1, 2020 and why you believe that it is innovative. In your response tell us:
             The type of security (e.g., a bond not repayable if some insurance event occurs or does not occur, catastrophe bond, etc.);
             The significant provisions of this security;
             How you intend to account for this security including reference to the authoritative literature you rely upon to support your intended accounting; and Whether this security is a material contract under Item 601(b)(10)
of Regulation S-K
 Alexander Timm
FirstName  LastNameAlexander Timm
Root Stockholdings, Inc.
Comapany
October    NameRoot Stockholdings, Inc.
        1, 2020
October
Page 3 1, 2020 Page 3
FirstName LastName
              and explain why or why not.
Key Performance Indicators, page 73

8. We note your response to prior comment 17. Please revise to disclose your reasons for providing direct written and direct earned premiums consistent with your response.
Critical Accounting Policies and Estimates
Reinsurance, page 92

9. We note your response to prior comment 36. Please revise your reinsurance disclosure further to quantify and explain the significant 2019 increases in your provisions for each feature, and their resulting impacts to your financial statements and liquidity.

Our Products, page 107

10. We note your response to our prior comment 3. Please disclose the material terms of the acquisition agreement and file the agreement as an exhibit or tell us why you believe that is not required.
Description of Capital Stock
Voting Rights, page 141

11. Please disclose the percentage of outstanding shares that Class B shareholders must maintain to continue to control the outcome of matters submitted to shareholders for approval.
Conversion, page 142

12. We note your disclosure regarding conversion of the Class B common stock. Please describe the dilutive impact of such conversion upon the outstanding shares of Class A common stock.
Notes to the Consolidated Financial Statements
Note 5: Loss and Loss Adjustment Expense Reserves, page F-17

13. We acknowledge your response to prior comment 35. Please tell us how your current presentation of your loss development table on page F-18 complies with the guidance in
         ASC 944-40-50-4B to present only losses and allocated loss adjustment expenses (LAE).
         In this regard, for example, it appears that your 2019 accident year incurred amount presented in the table of $295.0 million is composed of $177.0 million in claims paid and
         $118.0 million in unpaid claims as of December 31, 2019. As the $17.6 million in unallocated LAE identified in your response only relates to your paid claims and you indicate essentially that your reserving approach includes both allocated and unallocated
         LAE, it appears that the $118.0 million in unpaid claims included in the incurred portion of your table includes unallocated LAE and is therefore inconsistent with the referenced
 Alexander Timm
Root Stockholdings, Inc.
October 1, 2020
Page 4
         guidance.
        You may contact Bonnie Baynes at (202) 551-4924 or Mark Brunhofer at
(202) 551-
3638 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or Justin Dobbie at
(202) 551-3469 with
any other questions.



FirstName LastNameAlexander Timm                           Sincerely,
Comapany NameRoot Stockholdings, Inc.
                                                           Division of
Corporation Finance
October 1, 2020 Page 4                                     Office of Finance
FirstName LastName